UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: January 8, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: January 8, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

EXTERNAL NEWS RELEASE

08-01-TC

For Immediate Release:	January 7, 2008

U.S. SUPREME COURT DENIES TECK COMINCO’S PETITION

FOR REVIEW AND REVERSAL

Vancouver, B.C. – In a decision announced on January 7th, the U.S. Supreme Court declined to accept Teck Cominco Metals Limited’s petition for review of the 9th Circuit decision in Pakootas, et.al. v. Teck Cominco Metals Ltd. The Government of Canada, the Province of British Columbia, and the Chambers of Commerce of both Canada and the United States had all joined Teck Cominco in arguing that diplomatic processes, and not the courts of the United States, are the forum in which to resolve cross-border issues of this nature.

The case will now revert to the District Court of Eastern Washington where we will vigorously defend against the complaints.

Teck Cominco American will continue to fulfill its obligations under a settlement agreement reached with the U.S. and the EPA in June 2006 and complete a voluntary Remedial Investigation and Feasibility Study (“RI/FS”) to determine if any risks to human health and the environment result from past releases from Teck Cominco Metals’ refinery at Trail, British Columbia. This multi-year study will use the latest science developed by the EPA and other researchers to determine the true risks in the reservoir system. The RI/FS is scheduled for completion in 2011.

For further information, please contact:

Doug Horswill

Senior Vice President, Environment and Corporate Affairs

Teck Cominco Limited

(604) 687-1117

Dave Godlewski

Vice President, Environmental & Public Affairs

Teck Cominco American Incorporated

(509) 747-6111